Exhibit 10.11

Laurent Mercier

Amsterdam, September 28, 2023

Subject: FY24 Compensation

Dear Laurent,

I am pleased to confirm updates to your current compensation. This new package has been discussed and approved by the Remuneration and Compensation Committee (RNC) of the Coty Board of Directors.

The new terms of your compensation are the following:

–Your annual base salary remains at 825,000€.

–Effective 1 July 2023, you become eligible to participate in the Coty Bonus Program (‘CBP’) with a target award of 70% of your annual base salary.

–Effective from the coming ELTIP grant of October 2023, your annual ELTIP award is revised from USD$1,800,000 to $2,200,000. As a reminder, the Equity & Long-Term Incentive Plan (“ELTIP”) is governed by the applicable terms and conditions of the ELTIP, subject to the discretion of the Board of Directors of Coty as amended from time to time. From October 2023, ELTIP awards will be comprised of Restricted Stock Units (RSUs) and of Performance Restricted Stock Units (PRSUs). Priya Srinivasan will share with you more information about these new principles.

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As a summary, please find below the comparison between your current compensation and the new one:

Except as expressly set forth in this amendment, all other elements of your Existing Employment Arrangement are remaining unchanged.

Thank you for all your commitment and contribution so far and I look forward to a further exciting and successful collaboration in the future.

Please confirm acknowledgement and acceptance by signing the letter and returning a copy to us.

Best Regards,

/s/ Sue Nabi
Sue Nabi
Chief Executive Officer

In agreement

/s/ Laurent Mercier
Laurent Mercier